                                Filed by Boston Private Financial Holdings, Inc.

                                Pursuant to Rule 425 under
                                the Securities Act of 1933,
                                as amended, and deemed
                                filed pursuant to Rule
                                14a-12 under the Securities
                                Exchange Act of 1934, as
                                amended

                                Subject Company:  Borel Bank & Trust Company
                                Commission File No.:  333-67746

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, (i) statements about the benefits of the transaction; (ii) statements regarding the expected date of consummation of the merger; (iii) statements regarding the anticipated conversion ratio to be used in the transaction; and (iv) other statements which are not historical facts, which may be identified by words such as "expect," "anticipate" and "scheduled" and similar expressions. These statements are based upon the current beliefs and expectations of Boston Private's and Borel's management and are subject to risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements: (1) the ability to fulfill the closing conditions of the transaction on the proposed terms and schedule; and (2) the failure of Boston Private's shareholders to approve the transaction. Additional factors that could cause Boston Private's and Borel's results to differ materially from those described in the forward-looking statements can be found in Boston Private's other press releases and Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission, and in Borel's other press releases and Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Federal Deposit Insurance Corporation. Boston Private and Borel do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Shareholders are urged to read the registration statement on Form S-4 containing a prospectus/proxy statement regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Shareholders are able to obtain these documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Boston Private can be obtained, without charge, by directing a request to Boston Private Financial Holdings, Inc., Ten Post Office Square, Boston, Massachusetts 02109, Attn: Corporate Clerk, telephone (617) 912-1900. Boston Private and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Boston Private and their ownership of Boston Private common stock is set forth in the proxy statement for Boston Private's 2001 annual meeting of stockholders as filed on Schedule 14A with the SEC on March 9, 2001.

Borel has filed relevant documents concerning the proposed transaction with the Federal Deposit Insurance Corporation including a definitive proxy statement. WE URGE SHAREHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. Shareholders will be able to obtain these documents from the offices of the FDIC located at 250 E Street, S.W., Washington, D.C. 20219, telephone (800) 945-2186 for a small fee. The FDIC also maintains a website at (http://www.fdic.gov). In addition, documents filed with the FDIC by Borel can be obtained, without charge, by directing a request to Ms. Emanuela M. Allgood, Secretary, Senior Vice President and Chief Financial Officer, Borel Bank & Trust Company, 160 Bovet Road, San Mateo, California 94402, telephone (650) 378-3790. Borel and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Borel and their ownership of Borel common stock is set forth in the definitive proxy statement regarding the proposed transaction.

THE FOLLOWING IS A PRESS RELEASE, THAT WAS ISSUED ON NOVEMBER 16, 2001 BY BOSTON PRIVATE FINANCIAL HOLDINGS, INC.:






FOR IMMEDIATE RELEASE

CONTACT: Ronald G. Fick                  Walter M. Pressey
         President and CEO               President and CFO
         Borel Bank and Trust Company    Boston Private Financial Holdings, Inc.
         (415) 378-3700                  (617) 912-1921

                                         Peter A. Morrissey, Jr.
                                         Morrissey & Company
                                         (617) 523-4141
                                         WWW.BOSTONPRIVATE.COM

   BOREL BANK & TRUST COMPANY SHAREHOLDERS APPROVE MERGER WITH BOSTON PRIVATE
                               FINANCIAL HOLDINGS

BOSTON, MASSACHUSETTS AND SAN MATEO, CALIFORNIA. (NOVEMBER 16, 2001) - Boston Private Financial Holdings, Inc. (Nasdaq:BPFH) and Borel Bank & Trust Company (Nasdaq:BLCA) announced today that Borel's shareholders voted to approve the merger of Borel with a subsidiary of Boston Private at a special meeting of Borel shareholders held yesterday. The parties have also received the requisite regulatory approvals. The transaction, however, remains subject to certain other customary conditions, including the approval by Boston Private shareholders of the issuance of the shares in the transaction. Boston Private's shareholders meeting is scheduled for Monday, November 19, 2001. The Companies expect to close the transaction on November 30, 2001. The conversion ratio, which is the number of shares of Boston Private common stock the Borel shareholders will receive for each share of Borel stock they exchange in the merger, is expected to be determined with reference to the average closing prices of Boston Private common stock for the 30 trading days ending November 19, 2001, as required under the agreement governing the transaction.

Timothy L. Vaill, chairman and chief executive officer of Boston Private, said, "We are very pleased by the endorsement of Borel's shareholders for this combination and encouraged by the confidence they have expressed in us." Ron Fick, who will remain Borel's president and chief executive officer, echoed Mr. Vaill's sentiment and added, "We are delighted that our shareholders share our belief in the benefits this combination will offer to our customers, employees and shareholders. We look forward to the results of the Boston Private shareholder meeting next week."

HIGH TOUCH PRIVATE BANKING COMES TO THE WEST The expansion of Boston Private Financial to the West Coast follows a successful year of subsidiary and acquisition expansion, as well as financial growth. Boston Private recently posted its 35th consecutive quarter of improved earnings and was recently added to the Standard & Poor's 600 Index. Boston Private's operating companies, including Boston Private Bank & Trust Company, Westfield Capital Management, RINET Company, Sand Hill Advisors, Inc., and Boston Private Value Investors, continue to post outstanding results. Boston Private has had continued success in acquisitions made during the last two years, including Taylor Investments (now Boston Private Value Investors) of Concord, N.H., and Kanon Bloch Carre of Boston, MA. In addition, Boston Private Bank & Trust Company, a wholly owned subsidiary of Boston Private Financial Holdings opened two new offices in Cambridge and Jamaica Plain in Massachusetts.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC. offers a full range of financial planning, investment management and private banking services to its domestic and international clientele through its five operating companies: Boston Private Bank & Trust Company, Westfield Capital Management Company, Inc., RINET Company, Inc., Sand Hill Advisors, Inc. and Boston Private Value Investors, Inc.

BOSTON PRIVATE BANK & TRUST COMPANY specializes in providing private banking and investment services to individuals, their families and businesses. It has an investment management emphasis on mid to large cap equity and actively managed fixed income portfolios. It also offers commercial and residential lending services. Boston Private Bank & Trust Company also offers a First Time Homebuyer Program and "soft second" mortgage financing. Under its Accessible Banking Program, the Bank is an active provider of real estate financing for affordable housing, economic development and small businesses.

WESTFIELD CAPITAL MANAGEMENT COMPANY, whose clients consist of high net worth individuals, corporate pension funds, endowments and foundations, specializes in separately managed growth equity portfolios. Westfield also acts as the investment manager of seven limited partnerships. Its investment services include a particular focus on identifying and managing small and mid cap equity positions as well as balanced growth accounts.

RINET COMPANY provides fee-only financial planning, tax planning and investment management services to high net worth individuals and their families. Its capabilities include tax planning and preparation, asset allocation, estate planning, charitable planning, planning for employment benefits, including 401(k) plans, alternative investment analysis and mutual fund investing. It also provides an independent mutual find rating service through its newly acquired division, Kanon Bloch Carre.

SAND HILL ADVISORS manages equity and fixed income accounts for high net worth clients and selected institutions primarily in California. In addition to separately managed relationships, Sand Hill manages a no-load mutual fund and uses its expertise to plan and execute diversification programs for concentrated stock positions.

BOSTON PRIVATE VALUE INVESTORS manages equity and fixed income accounts for high net worth clients and selected institutions primarily in New England and the North East. The firm is a large-cap value-style investor with its headquarters in Concord, NH and an office at 10 Post Office Square in Boston, MA.

BOREL BANK & TRUST COMPANY is located at 160 Bovet Road in San Mateo, Calif., and has received the highest financial rating, Blue Ribbon Bank, by Veribanc, Inc., in 2000. Borel Bank & Trust Company is among the largest single unit community banks in the state. Borel Bank & Trust Company stock is listed on NASDAQ and its symbol is BLCA. Member FDIC.

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, INCLUDING, WITHOUT LIMITATION, (I) STATEMENTS ABOUT THE BENEFITS OF THE TRANSACTION; (II) STATEMENTS REGARDING THE EXPECTED DATE OF CONSUMMATION OF THE MERGER; (III) STATEMENTS REGARDING THE ANTICIPATED CONVERSION RATIO TO BE USED IN THE TRANSACTION; AND (IV) OTHER STATEMENTS WHICH ARE NOT HISTORICAL FACTS, WHICH MAY BE IDENTIFIED BY WORDS SUCH AS "EXPECT," "ANTICIPATE" AND "SCHEDULED" AND SIMILAR EXPRESSIONS. THESE STATEMENTS ARE BASED UPON THE CURRENT BELIEFS AND EXPECTATIONS OF BOSTON PRIVATE'S AND BOREL'S MANAGEMENT AND ARE SUBJECT TO RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.

THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE ANTICIPATED RESULTS OR OTHER EXPECTATIONS EXPRESSED IN SUCH FORWARD-LOOKING STATEMENTS: (1) THE ABILITY TO FULFILL THE CLOSING CONDITIONS OF THE TRANSACTION ON THE PROPOSED TERMS AND SCHEDULE; AND (2) THE FAILURE OF BOSTON PRIVATE'S SHAREHOLDERS TO APPROVE THE TRANSACTION. ADDITIONAL FACTORS THAT COULD CAUSE BOSTON PRIVATE'S AND BOREL'S RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS CAN BE FOUND IN BOSTON PRIVATE'S OTHER PRESS RELEASES AND ANNUAL REPORTS ON FORM 10-K, QUARTERLY REPORTS ON FORM 10-Q AND CURRENT REPORTS ON FORM 8-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND IN BOREL'S OTHER PRESS RELEASES AND ANNUAL REPORTS ON FORM 10-K, QUARTERLY REPORTS ON FORM 10-Q AND CURRENT REPORTS ON FORM 8-K FILED WITH THE FEDERAL DEPOSIT INSURANCE CORPORATION. BOSTON PRIVATE AND BOREL DO NOT UNDERTAKE ANY OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENT TO REFLECT CIRCUMSTANCES OR EVENTS THAT OCCUR AFTER THE DATE THE FORWARD-LOOKING STATEMENTS ARE MADE.

ADDITIONAL INFORMATION
SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PROSPECTUS/PROXY STATEMENT REGARDING THE PROPOSED TRANSACTION AND ANY OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. SHAREHOLDERS ARE ABLE TO OBTAIN THESE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEBSITE, (HTTP://WWW.SEC.GOV). IN ADDITION, DOCUMENTS FILED WITH THE SEC BY BOSTON PRIVATE CAN BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO BOSTON PRIVATE FINANCIAL HOLDINGS, INC., TEN POST OFFICE SQUARE, BOSTON, MASSACHUSETTS 02109, ATTN: CORPORATE CLERK, TELEPHONE (617) 912-1900. BOSTON PRIVATE AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE MERGER. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF BOSTON PRIVATE AND THEIR OWNERSHIP OF BOSTON PRIVATE COMMON STOCK IS SET FORTH IN THE PROXY STATEMENT FOR BOSTON PRIVATE'S 2001 ANNUAL MEETING OF STOCKHOLDERS AS FILED ON SCHEDULE 14A WITH THE SEC ON MARCH 9, 2001.

BOREL HAS FILED RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION WITH THE FEDERAL DEPOSIT INSURANCE CORPORATION INCLUDING A DEFINITIVE PROXY STATEMENT. WE URGE SHAREHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. SHAREHOLDERS WILL BE ABLE TO OBTAIN THESE DOCUMENTS FROM THE OFFICES OF THE FDIC LOCATED AT 250 E STREET, S.W., WASHINGTON, D.C. 20219, TELEPHONE (800) 945-2186 FOR A SMALL FEE. THE FDIC ALSO MAINTAINS A WEBSITE AT (HTTP://WWW.FDIC.GOV). IN ADDITION, DOCUMENTS FILED WITH THE FDIC BY BOREL CAN BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO MS. EMANUELA M. ALLGOOD, SECRETARY, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, BOREL BANK & TRUST COMPANY, 160 BOVET ROAD, SAN MATEO, CALIFORNIA 94402, TELEPHONE (650) 378-3790. BOREL AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE MERGER. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF BOREL AND THEIR OWNERSHIP OF BOREL COMMON STOCK IS SET FORTH IN THE DEFINITIVE PROXY STATEMENT REGARDING THE PROPOSED TRANSACTION.